[REUTERS LOGO]


The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP


2 August 1999


Dear Sirs,

REUTERS GROUP PLC AVS SECURITY NUMBER - 970553

I enclose notification of share transactions undertaken on 29th and 30th July 1999 by the following Directors and by an Employee Share Ownership Trust in which they have an interest.

o  Peter James Denton Job
o  Robert Oscar Rowley
o  David Granger Ure
o  Andre-Francois Helier Villeneuve
o  Jean-Claude Marchand
o  John Michael Coldwell Parcell

The transactions in question were the purchase of shares by the Trust, the automatic release of shares to which the Directors concerned are entitled under the terms of the Reuters Long Term Incentive Plan and the sale of certain of the released shares by the Directors. There is a second notification attached for Mr Parcell relating to the sale of additional shares.

If there are any queries, please contact Janice Buswell, Group Regulatory
Adviser.

Yours faithfully,


/s/ Janice Buswell
-------------------
JANICE BUSWELL
GROUP REGULATORY ADVISER

Enc

cc       Chairman                   AFHV
         PJ                         R E Martin
         ROR                        G Wicks
         J-CM                       N Gardner
         JMCP                       B. Pringle (ABN AMRO Hoare Govett)
         DGU

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2) NAME OF DIRECTOR: Peter James Denton Job, Robert Oscar Rowley, David Granger Ure, John Michael Coldwell Parcell, Andre-Francois Helier Villeneuve & Jean-Claude Marchand
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Transactions by a Trust in which the Directors have an Interest
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Reuters Employee Share Ownership Trust II
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     Reuters Employee Share Ownership Trust II
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares by the Trust pursuant to terms of LTIP awards
     b)   Purchase of shares
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     334,289
-------------------------------------------------------------------------------
8)   (    .    %) less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     287,196
-------------------------------------------------------------------------------
10)  (    .    %) less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security

     Ordinary Shares
-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29 July 1999
     b)   30 July 1999
-------------------------------------------------------------------------------
14)  Date company informed

     29 July 1999
     30 July 1999
-------------------------------------------------------------------------------
15)  Total holding following this notification

     972,567 Ordinary Shares
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification
     Less than 1%

-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

-------------------------------------------------------------------------------
23)  Any additional information

-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------

     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Peter James Denton Job
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Peter James Denton Job
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares, principally to meet related taxes
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     82,056
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     44,423
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security

     Ordinary Shares
-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     195,572 Ordinary Shares
     Plus non-beneficially owned shares-489
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification
     Less than 1%

-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20) Description of shares or debentures involved: class, number notification

     Awards relating to 176,506 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 323,059 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------

     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Robert Oscar Rowley
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Robert Oscar Rowley
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares, principally to meet related taxes
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     51,284
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     30,514
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security
     Ordinary Shares

-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     166,863 Ordinary Shares
     Plus non-beneficially owned shares-5,606
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification

     Less than 1%
-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

     Awards relating to 108,948 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 200,085 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------
     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     David Granger Ure
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     David Granger Ure
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     55,388
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     55,388
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security
     Ordinary Shares

-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     344,099 Ordinary Shares
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification

     Less than 1%
-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

     Awards relating to 114,381 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 211,516 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------
     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Andre-Francois Helier Villeneuve
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Andre-Francois Helier Villeneuve
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares, principally to meet related taxes
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     55,388
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     23,907
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security
     Ordinary Shares

-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     46,639 Ordinary Shares
     Plus non-beneficially owned shares-120,692
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification

     Less than 1%
-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

     Awards relating to 114,381 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 211,516 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------
     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     Jean-Claude Marchand
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     Jean-Claude Marchand
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     34,464
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     15,000
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security
     Ordinary Shares

-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     63,623 Ordinary Shares
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification

     Less than 1%
-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

     Awards relating to 116,520 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 211,240 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------
     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR

     John Michael Coldwell Parcell
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director
-------------------------------------------------------------------------------
4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     John Michael Coldwell Parcell
-------------------------------------------------------------------------------
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     N/A
-------------------------------------------------------------------------------
6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     a)   Release of shares to Director pursuant to 1994 LTIP Awards
     b)   Sale of shares
-------------------------------------------------------------------------------
7)   Number of shares/amount of stock acquired

     30,176
-------------------------------------------------------------------------------
8)   (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
9)   Number of shares/amount of stock disposed

     30,176
-------------------------------------------------------------------------------
10)  (    .    %) Less than 1% of issued Class

-------------------------------------------------------------------------------
11)  Class of security
     Ordinary Shares

-------------------------------------------------------------------------------
12)  Price per share

     Both Transactions 856.5p
-------------------------------------------------------------------------------
13)  Date of transaction

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
14)  Date company informed

     a)   29/7/99
     b)   30/7/99
-------------------------------------------------------------------------------
15)  Total holding following this notification

     81,638 Ordinary Shares
     (See additional announcement attached)
-------------------------------------------------------------------------------
16)  Total percentage holding of issued class following this notification

     Less than 1%
-------------------------------------------------------------------------------
IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES
-------------------------------------------------------------------------------
17)  Date of grant

     29th July 1999
-------------------------------------------------------------------------------
18)  Period during which or date on which exercisable

     Exercisable 1/3/04 to 31/12/05 depending on vesting and other factors
-------------------------------------------------------------------------------
19)  Total amount paid (if any) for grant of the option

     Sterling pounds NIL
-------------------------------------------------------------------------------
20)  Description of shares or debentures involved:  class, number

     Awards relating to 89,859 shares
-------------------------------------------------------------------------------
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     Sterling pounds NIL
-------------------------------------------------------------------------------
22) Total number of shares or debentures over which options held following this notification

     Awards relating to 153,843 shares
-------------------------------------------------------------------------------
23)  Any additional information

     Awards are subject to the achievement of certain performance criteria
-------------------------------------------------------------------------------
24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
-------------------------------------------------------------------------------
25) Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
-------------------------------------------------------------------------------
     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
-------------------------------------------------------------------------------
     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP

--------------------
AVS No. 970553
--------------------

-----     THE LONDON STOCK EXCHANGE                                   REF:  NEW
|   |     PRIMARY MARKETS
|   |     OLD BROAD STREET, LONDON EC2N 1HP
-----     TELEPHONE 0171-797-3850 STX 33850

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED
-------------------------------------------------------------------------------
 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              DEALINGS BY DIRECTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1)   NAME OF COMPANY

     Reuters Group PLC
-------------------------------------------------------------------------------
2)   NAME OF DIRECTOR
     Additional Announcement
     -----------------------
     John Michael Coldwell Parcell
-------------------------------------------------------------------------------
3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director and Spouse
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4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.  (If notified)

     a)   John Michael Coldwell Parcell-70,819
     b)   Anne Parcell-10,819
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5)   Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     a)   Director
     b)   Spouse
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6)   Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

     Sale of Shares
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7)   Number of shares/amount of stock acquired

     N/A
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8)   (    .    %) of issued Class
     N/A
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9)   Number of shares/amount of stock disposed

     a)   10,819
     b)   10,819
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10)  (    .    %) Less than 1% of issued Class

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11)  Class of security
     Ordinary Shares

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12)  Price per share

     Both transactions 868.5p
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13)  Date of transaction

     Both transactions 30/7/99
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14)  Date company informed

     30/7/99
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15)  Total holding following this notification

     a)   60,000 Ordinary Shares
     b)   Nil
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16)  Total percentage holding of issued class following this notification

     Less than 1%
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IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE
FOLLOWING BOXES
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17)  Date of grant

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18)  Period during which or date on which exercisable

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19)  Total amount paid (if any) for grant of the option

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20)  Description of shares or debentures involved:  class, number

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21)  Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

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22)  Total number of shares or debentures over which options held following this notification

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23)  Any additional information

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24)  Name of contact and telephone number for queries

     J.M. Buswell (0171) 542 8187
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25)  Name and signature of authorised company official responsible for making this notification

     Date of Notification ....2 August 1999......
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     /s/ Janice Buswell

     J.M. Buswell, Group Regulatory Advisor
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     International Stock Exchange of the United Kingdom and the Republic of
      Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP